

March 11, 2014

<u>Via Email</u>

Paul DeSantis
Chief Financial Officer
Bob Evans Farms, Inc.
8111 Smith's Mill Road
New Albany, Ohio 43054

      Re: **Bob Evans Farms, Inc.**
              Form 10-K for the fiscal year ended April 26, 2013
              Filed June 21, 2013
              File No. 000-01667

Dear Mr. DeSantis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended April 26, 2013</u>

<u>Item 9A. Controls and Procedures, page 85</u>

1.   We note your disclosure that you discovered a material weakness in your internal controls over financial reporting related to deferred income tax accounting. We further note that Ernst & Young's opinion on page 84 concluded that you did not maintain effective internal controls over financial reporting. However, it appears that your disclosure on page 85 and your management's opinion on page 82 did not state a conclusion of effective or not effective with regard to your internal controls over financial reporting. In addition to your disclosure with regard to the material weakness, you are also required to specifically state a conclusion of effective or not effective. Please revise Item 9A and management's opinion on page 82 accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief